THEATER XTREME ENTERTAINMENT GROUP, INC.
250 Corporate Blvd.
Suites E & F
Newark, DE 19702

July 19, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:          Theater Xtreme Entertainment Group, Inc. (the “Company”)
Registration Statement on Form SB-2
File No. 333-130058 (the “Registration Statement”)

Dear Sir or Madam:

The Company hereby withdraws, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the amendment to the Registration Statement that was filed with the Securities and Exchange Commission on July 17, 2006.

The grounds for withdrawal are that the amendment was inadvertently coded in the EDGAR system as an amendment to the Registration Statement rather than a post-effective amendment. The post-effective amendment to the Registration Statement is being re-filed with the correct EDGAR coding.

The Registration Statement is a resale registration statement filed on behalf of certain Company shareholders and thus, the Company did not sell any securities in connection with the offering.

Very truly yours,

THEATER XTREME ENTERTAINMENT GROUP, INC.

By: /s/ Scott Oglum
Scott Oglum, Chief Executive Officer